Exhibit 99.(m)(2)

SCHEDULE A

Fund	Inception Date
GMO U.S. Quality ETF	November 13, 2023
GMO Beyond China ETF
GMO International Quality ETF	October 28, 2024
GMO International Value ETF	October 28, 2024
GMO U.S. Value ETF	October 28, 2024
GMO Systematic Investment Grade Credit ETF

Each Fund is authorized to pay to the Distributor, who in turn may pay to a Servicing Party, Services Fees of up to 0.25% of average daily net assets of the Fund’s shares as compensation for services to the Fund.